Exhibit 21.1
Subsidiaries of Reynolds Consumer Products Inc.

Jurisdiction of Organization
Legal name of subsidiary
Atacama Manufacturing Inc.	Delaware
RB Risk Management Inc.	Arizona
Reynolds Consumer Products Canada Inc.	Ontario, Canada
Reynolds Consumer Products Holdings LLC	Delaware
Reynolds Consumer Products LLC	Delaware
Reynolds International Services LLC	Delaware
Reynolds Manufacturing, Inc.	Delaware
Reynolds Presto Products Inc.	Delaware
Trans Western Polymers, Inc.	California